SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER

THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an Application to Determine Eligibility of

a Trustee Pursuant to Section 305(b)(2)

U.S. BANK TRUST NATIONAL ASSOCIATION

(Exact name of Trustee as specified in its charter)

41-1973763

I.R.S. Employer Identification No.

300 East Delaware Avenue
8th Floor
Wilmington, Delaware	19801
(Address of principal executive offices)	(Zip Code)

Earl W. Dennison Jr.
U.S. Bank National Association
One Federal Street, 3rd Floor
Boston, MA  02110
(617) 603-6567
(Name, address and telephone number of agent for service)

STATE STREET CAPITAL TRUST IV

(Issuer with respect to the Securities)

Delaware	06-6492651
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Two World Financial Center
225 Liberty St.
24th Floor
New York, NY	10281
(Address of Principal Executive Offices)	(Zip Code)

State Street Capital Trust IV Floating Rate Capital Securities

(Title of the Indenture Securities)

FORM T-1

Item 1.	GENERAL INFORMATION. Furnish the following information as to the Trustee.

	a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency
Washington, D.C.

	b)	Whether it is authorized to exercise corporate trust powers.

Yes

Item 2.	AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.
None

Items 3–15.		Items 3–15 are not applicable because to the best of the Trustee’s knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

	1.	A copy of the Articles of Association of the Trustee now in effect, incorporated herein by reference to Exhibit 1 of Form T-1, Document 6 of Registration No. 333-84320.

	2.	A copy of the certificate of authority of the Trustee to commence business, incorporated herein by reference to Exhibit 2 of Form T-1, Document 6 of Registration No. 333-84320.

	3.	A copy of the certificate of authority of the Trustee to exercise corporate trust powers, incorporated herein by reference to Exhibit 3 of Form T-1, Document 6 of Registration No. 333-84320.

	4.	A copy of the existing bylaws of the Trustee, as now in effect, incorporated herein by reference to Exhibit 4 of Form T-1, Document 6 of Registration No. 333-113995.

	5.	Not applicable.

	6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, incorporated herein by reference to Exhibit 6 of Form T-1, Document 6 of Registration No. 333-84320.

	7.	Report of Condition of the Trustee as of June 30, 2006, published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

	8.	Not applicable.

	9.	Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK TRUST NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Boston, Commonwealth of Massachusetts on April 24, 2007.

U.S. BANK TRUST NATIONAL ASSOCIATION

By:	/s/ Earl W. Dennison Jr.
Name: Earl W. Dennison Jr.
Title: Vice President

Exhibit 7

U.S. Bank Trust National Association
Statement of Financial Condition
As of December 31, 2006

($000’s)

12/31/2006
Assets
Cash and Balances Due From Depository Institutions	$447,519
Fixed Assets	148
Intangible Assets	86,459
Other Assets	34,709
Total Assets	$568,835

Liabilities
Other Liabilities	$16,760
Total Liabilities	$16,760

Equity
Common and Preferred Stock	$1,000
Surplus	505,932
Undivided Profits	45,143
Total Equity Capital	$552,075

Total Liabilities and Equity Capital	$568,835

To the best of the undersigned’s determination, as of this date the above financial information is true and correct.

U.S. Bank Trust National Association

By:	/s/ Earl W. Dennison Jr.
Name: Earl W. Dennison Jr
Title: Vice President

Date: April 24, 2007